

Bryan Emerson · 3rd

Chief Information Officer at Pacific Seafood | CIO | Proven Digital Transformation Executive | EMBA

Portland, Oregon · 500+ connections · Contact info

Pacific Seafood

Washington State Ui

Featured

Fun project! Lots of challenges bringing #seafood to the end consumer. Transit...


CUSTOMIZABLE SEAFOOD BOXES ARE HERE!
WHETHER YOU FILL YOUR BASKET WITH FAMILY FAVORITES OR WANT TO TRY SOMETHING NEW, WE'VE GOT THE SEAFOOD FOR YOU!

20 · 3 Comments

Our Seattle branch doing incredible things to help the community! This team work...


COURTESY: SNAKE RIVER FARMS

Web Link

king5.com • 1 min read

52 · 4 Comments

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Experience

Chief Information Officer (CIO)

Pacific Seafood
Nov 2018 – Present · 1 yr 7 mos
Clackamas, Oregon

Chief Information Officer (CIO) and Vice President of Information Technology

Bob's Red Mill
Oct 2006 – Nov 2018 · 12 yrs 2 mos
Milwaukie, Oregon

• Accountable for formulating executive-level digital transformation strategies to optimize organizational systems, employees, and processes allowing ten-year revenue growth of over 26X and distribution in 71 countries.

...see mor



Honored to be Oregon's Most Admired...

President

Web Dynamics
Mar 1999 – Sep 2006 · 7 yrs 7 mos
Portland OR / San Diego, CA

• Directed over 150 IT infrastructure projects from the ground up including Cisco ASA, Cisco routers, Microsoft servers, active directory, Exchange/Postfix mail servers, IIS/Apache web servers, SQL and Oracle database servers, DNS, cluster servers, security appliances, AV Push, and VPN servers. ...see mor

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Vice President of Information Technology

Network Elements
Mar 2001 – Oct 2004 · 3 yrs 8 mos
Beaverton, OR

Network Elements, Inc. developed new types of network equipment building blocks by integrating its advanced ASICs with innovative high-speed optics, electronics, and software cores. The company provided customers with fully tested modular solutions incorporating optical interfaces and wirespeed processing for layers 2/3 through layers 4/7. These ...see mor

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Director of Information Systems / Lead Engineer

Alphatech Voice and Data
Jan 1999 – Mar 2001 · 2 yrs 3 mos
Beaverton, OR

• Led the data engineering, installation, and maintenance of several complex networks for UPS Stewart Title, and several other contract SMBs. Provided roadmaps for data networks employing Linux servers, Exchange servers, Windows servers, Cisco routers and switches, CSU/DSU, call routing, and PBX systems. ...see mor

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Education

Washington State University

Executive Master of Business Administration (EMBA) with an emphasis in Executive Leadership
Executive MBA, 4.0 GPA
2016 – 2017
Activities and Societies: EMBA Student of the Year and Val Miskin Distinguished Scholar Award

The best Executive MBA programs deliver not just the tactical wherewithal to execute, but a firm grasp on the underlying strategy. The WSU Executive MBA is a deep exploration of the advanced practices and principles that guide today's most successful businesspeople. Every course is delivered from an executive's point of view to get you acclimated to the view from the top. This is more than an MBA. It's a pathway to the highest levels of leadership and innovation

Washington State University

Bachelor's degree, Management of Information Systems (MIS) / Business , Magna Cum Laude, 3.9 GPA
1995 – 1998
Activities and Societies: National Honor Society, Professional Writing, Student Government

Licenses & Certifications

MBA

Washington State University
Issued Jul 2017 · No Expiration Date

See credential

Professional Writing Certificate

Washington State University

Issued Jul 1999 · No Expiration Date

See credential

Volunteer Experience

Executive Board Member

iUrban Teen

Oct 2018 – Present • 1 yr 8 mos

Education

Our Mission – To expose and inspire underrepresented youth to become tomorrow's business and technology leaders.

Learn how to help us : http://iurbanteen.org

iUrban Teen is a nationally recognized program focused on bringing career focused education to underrepresented teens ages 13 to 18. Youth receive hands-on exposure to a variety of careers and civic engagement that step them outside of their current boundaries. Our target demographics are African American, Latino and Native American males, however, the program is inclusive of all youth. We have almost equal parity of girls that participate in our programs and also youth with special needs. iUrban Teen programs are now in Washington, Oregon, California, Texas and launching in New York in the Fall of June 2016.

OUR GOALS – Creating the Spark:

Increase awareness and knowledge of STEM+C+A, Civic and Communication careers and training.
Build confidence and critical thinking skills
Provide mentoring and internship opportunities.
Create a collaborative learning model for youth to continue to use in various surroundings.
Create a personal development plan in an interactive environment

We start the engagement, or what we call iEngage, with all-day tech immersion events where teens discover what's new in the amazing world of technology, gain leadership skills, and exposure to exciting companies.

The next step is our iLearn modules which include our training programs and camps. These are learning excursions that will continue their learning process for STEM+Arts opportunities and deepen their leadership skills.

Our last step on their journey is iSucceed. The skills and knowledge they will learn in this process with mentoring and internship opportunities will not only allow them to better understand the STEM+Arts rich environment—but will also give them the ability to help shape their world in a creative way.

Board Of Directors

Brian Grant Foundation
Jan 2015 – Present • 5 yrs 5 mos
Health

The Brian Grant Foundation provides proven tools to improve the well-being of people with Parkinson's. BGF was established in 2010, following Brian's diagnosis in 2008 at the age of 36. Though there is no cure for Parkinson's, exercise, nutrition and a supportive community can help manage symptoms, maintain overall health and prevent other serious illnesses.

Volunteer
Boy Scouts of America
May 2015 – Present • 5 yrs 1 mo
Environment

Since 1910, conservation and environmental studies have been an integral part of the Boy Scouts of America. Scouts have rendered distinguished public service by helping to conserve wildlife, energy, forests, soil, and water. Past generations of Scouts have been widely recognized for undertaking conservation Good Turn action projects in their local communities. Through environmental explorations, Cub Scouts, Boy Scouts, Venturers, and Sea Scouts visit the outdoors and discover the natural world around them. Many natural resource careers are born in Scouting.

Skills & Endorsements

Information Technology · 94

Endorsed by **Fred Buining, who is highly skilled at this**

Endorsed by **27 of Bryan's colleagues at Red Mill**

Executive Leadership · 60

Endorsed by **16 of Bryan's colleagues at Bob's Red Mill**

Cross-functional Team Leadership · 70

Endorsed by **27 of Bryan's colleagues at Bob's Red Mill**

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Recommendations

Received (14) Given (5)

Gary Schultz
Marketing and Sales Executive Helping Companies Create Transformational Growth 🚀
October 17, 2018, Gary worked with Bryan but at different companies

Bryan is a transformative technology executive with a blenc extraordinary intelligence, developed collaboration skills, a servant leadership style, and always current technical chop Over the past 15 years of work, collaboration and friendshi Bryan, I've witnessed how his rare skill set allows him... See

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Dale Christensen
Retired - but still an engineer at heart
October 17, 2018, Dale worked with Bryan in different groups

The company was expanding rapidly and moved into a new facility. Bryan and his team worked 112 hours in a single we install, configure, test, and commission a completely new p system. We moved in the next week and the system workec flawlessly. That was really impressive. Enjoyed work... See r

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